Exhibit 99.1

Locafy Reports Continued Commercial Growth as Localizer Adoption and Partner Results Build into CY 2026

●	An approximately $24,000 net increase in monthly subscription sales to date since November 2025

●	Localizer adoption expands to 145 independent State Farm agencies, with additional sales growth outside State Farm agents

●	Partner campaigns are also now delivering measurable results in the home services sector, driving further sales growth

PERTH, Australia – December 17, 2025 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a global software-as-a-service technology company specializing in location-based digital marketing solutions, including AI-powered search engine optimization (AI SEO), today provided a commercial update highlighting continued subscription growth, expanding U.S. adoption of its Localizer™ platform, and accelerating partner-led performance following its November 2025 momentum update.

“Since our November commercial update, we’ve continued to see steady growth in subscription revenue and strong demand for Localizer and Localizer SAB across the U.S. market,” said Gavin Burnett, CEO of Locafy. “Our focus currently remains on delivering measurable outcomes for customers while scaling recurring revenue through a growing partner ecosystem.

“Subscription revenue growth month-to-date has been strong, and with more than a week remaining before the Christmas break, we are currently pushing to close additional opportunities while maintaining a strong focus on client performance and outcomes.”

Commercial Highlights

●	Continued subscription growth: Monthly subscription sales in December to date increased by approximately A$24,000 or 6.3% since November 2025.

●	Localizer adoption in insurance through U.S. partner, Lohi Digital: Localizer is currently deployed by 145 independent State Farm agencies, reflecting continued adoption among U.S. insurance professionals. Additional Localizer sales outside of State Farm have also contributed to overall growth.

●	Performance-led demand in home services through U.S. partner Growth Pro Agency: Strong client outcomes and partner execution continue to drive new deployments, particularly in highly competitive local search categories.

●	Product roadmap execution: Locafy currently remains on track to deploy its advanced AEO reporting and analytics capabilities on its dashboard by the end of the 2025 calendar year.

Partner Testimonials

Danielle DeFrances, CEO of Lohi Digital, commented, “We are very supportive of the Locafy partnership and to demonstrate our confidence, we have taken the major sponsorship position for the upcoming National Agents Network (NAN) 20th Anniversary Convention in February 2026. We will be able to showcase the Localizer product to a large number of top-performing independent State Farm agents.”

Jason Jackson, CEO of Growth Pro Agency, a U.S. Locafy partner focused on the Home Services sector, added, “Locafy’s solution is generating tangible results for our clients. One roofing client booked five new jobs directly attributable to SEO within the first month, as tracked through our lead-tracking software. Early campaigns have also expanded visibility beyond a 25-mile service radius, which is a meaningful driver of lead generation in local home services markets.”

Operational Progress

Locafy believes its growing subscription base, expanding U.S. adoption, and partner-led execution are contributing to improving unit economics and operating efficiency. The Company remains focused on disciplined growth as it continues to scale its SaaS platform and recurring revenue model heading into the 2026 calendar year.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to accelerate visibility and prominence for local, national, and brand-focused businesses in both online and AI search engines using proprietary SEO techniques, technologies, and AI-driven automation. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words and include, but are not limited to the use and adoption of Locafy’s products and solutions by partners and parties, the continued adoption of Locafy’s solutions in the US and other industries, continued revenue growth, and potential revenues generated from the adoption of Locafy’s solutions. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F, filed with the SEC on November 12, 2024, as amended and restated, and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Matt Glover

Gateway Investor Relations

(949) 574-3860

LCFY@gateway-grp.com